Important notice regarding the availability of proxy materials for the shareholders' meeting to be held on May 6, 2020

Kinross Gold Corporation
Notice of 2020 annual and special meeting of shareholders
and availability of proxy materials

You are receiving this notification since Kinross Gold Corporation (Kinross or the company) uses the notice and access model for the delivery of its management information circular (the circular) in respect of its annual and special meeting of shareholders (the meeting) to be held on Wednesday, May 6, 2020. Kinross is also providing you with electronic access to its 2019 annual report (annual report).

Under notice and access, as permitted by the Canadian securities regulator, shareholders receive a form of proxy or voting instruction form but instead of receiving paper copies of the circular and annual report, shareholders receive this notice with information on how they may access the circular and annual report electronically. This means of delivery is more environmentally friendly as it will help reduce paper use and will also reduce the cost of printing and mailing materials to shareholders.

All shareholders are reminded to review the circular before voting.

This notice provides details of the date and time of the meeting, including the matters to be voted on at the meeting. Accompanying this notice is a form of proxy or other voting document that you will need to vote electronically or to vote by proxy.

WHEN:	Wednesday, May 6, 2020 10:00 a.m. (Toronto time).	WHERE:	Virtual-only meeting via live audio webcast online at www.virtualshareholdermeeting.com/KGC2020

You will be able to access the meeting using an internet connected device such as a laptop, computer, tablet or mobile phone, and the meeting platform will be supported across browsers and devices that are running the most updated version of the applicable software plugins. Shareholders with questions regarding the virtual meeting portal or requiring assistance accessing the meeting website may call the technical support line at 1-800-586-1548 (toll-free) or 303-562-9288 (toll) or visit the website www.virtualshareholdermeeting.com for additional information.

Detailed information on how shareholders can attend, participate in and vote at the meeting is available on pages 13 to 20 of the circular. It is important to note that shareholders will not be able to attend this year's meeting in person. Those accessing the virtual meeting must remain connected to the internet at all times during the meeting in order to vote when balloting commences. It is your responsibility to ensure internet connectivity for the duration of the meeting.

Kinross has determined that holding this year's meeting virtually via a live audio webcast is a proactive and prudent step to ensure the health and safety of our shareholders and employees and the communities in which we live given ongoing uncertainty surrounding the public health impact of the coronavirus (COVID-19) pandemic. It also affords all of our shareholders an even greater ability to participate in the meeting equally, regardless of their geographic location and share ownership.

At the meeting, and at any postponement or adjournment thereof, shareholders will:

Receive Financial Statements – receive the company's 2019 audited consolidated financial statements together with the report of the auditors on those statements (see "Financial statements" on page 22 of the circular)

Elect Directors – elect directors of the company for the ensuing year (see "Election of directors" on page 22 of the circular)

Appoint Auditors – appoint KPMG LLP as auditors for the ensuing year and authorize the directors to fix their remuneration (see "Appointment of auditors" on page 23 of the circular)

Approve, by way of special resolution, a reduction of the Stated Capital – to reduce (without any payment to shareholders) the stated capital of the company to approximately $4,500,000,000 (see "Reduction of stated capital" on page 23 of the circular)

Say on Pay – vote on an advisory resolution on the company's approach to executive compensation (see "Advisory vote on approach to executive compensation" on page 25 of the circular)

Other Business – transact such other business as may properly come before the meeting or at any adjournment thereof

HOW DO I GET AN ELECTRONIC COPY OF THE CIRCULAR AND ANNUAL REPORT?

Electronic copies of the circular and annual report (the meeting materials) may be accessed online on Kinross' website – www.kinross.com/news-and-investors/, (under the meeting and annual reports section), or under the company's profile on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com and on the U.S. Securities and Exchange Commission's website at www.sec.gov.

HOW DO I GET A PAPER COPY OF THE CIRCULAR AND ANNUAL REPORT?

You can request a paper copy of the meeting materials to be sent to you by regular postal delivery free of charge. Requests may be made up to one year from the date the meeting materials were filed on SEDAR.

Requests for paper copies by both registered and beneficial shareholders may be made through the internet by going to www.proxyvote.com and entering the 16 digit control number located on the accompanying form of proxy or voting instruction form and following the instructions provided. Alternatively, for shareholders in North America, requests may be made by telephone at any time prior to the meeting by calling toll-free at 1-877-907-7643. Registered and beneficial shareholders with questions may call Broadridge toll-free at 1-855-887-2244.

A paper copy will be sent to you within 2 business days of receiving your request. Therefore, to receive the meeting materials in advance of the deadline to submit your vote as described below, you should make your request before 5:00 p.m. (EDT) on April 20, 2020. For requests made on or after the date of the meeting, please call Kinross toll-free at 1-866-561-3636 within North America (shareholders outside of North America may e-mail info@kinross.com), and a paper copy will be sent to you within 10 calendar days after receiving your request.

HOW DO I VOTE MY SHARES?

Holders of common shares as at the close of business on March 11, 2020 are entitled to vote at the meeting. You may vote in advance of the meeting. It is recommended that you vote by telephone or internet to ensure that your vote is received before the meeting. In order to vote by telephone or the internet, please carefully follow the instructions on the form of proxy or voting instruction form.

To be valid, proxies must be received by Broadridge no later than 10:00 a.m. (Toronto time) on May 4, 2020 or if the meeting is adjourned, at least 48 hours (not including Saturdays, Sundays or statutory holidays in Ontario) prior to the reconvened meeting. Kinross reserves the right to accept late proxies and to waive the proxy cut-off, with or without notice, but is under no obligation to accept or reject any particular late proxy.

You may also vote your common shares at the meeting by following the instructions on pages 14 to 19 of the circular.

This notice is not a ballot or proxy card. You cannot use this notice to vote your shares. This communication presents only an overview of the more complete proxy materials that are available to you on the Internet.

If you have any questions relating to voting your common shares, please contact the company's proxy solicitor, Kingsdale Advisors, by telephone at 1-866-851-3217 toll-free in North America or 416-867-2272 outside of North America or by email at contactus@kingsdaleadvisors.com.

The contents of the circular and its delivery to the shareholders of the company have been approved by the board of directors.

DATED at Toronto, Ontario this 11th day of March, 2020.
By order of the board of directors

Kathleen M. Grandy
Corporate Secretary

Shareholders who are unable to attend the virtual meeting or vote in advance by telephone or through the internet are requested to vote by proxy so that as large a representation as possible may be had at the meeting. You may appoint a proxy to attend and vote on your behalf at the meeting. If you wish to appoint a proxy, please carefully follow the instructions in the accompanying form of proxy or voting instruction form. You will need the control number contained in the accompanying form of proxy or voting instruction form in order to vote and/or appoint a proxy.
Internet voting
For registered and beneficial shareholders, follow the instructions on the form of proxy or voting instruction form and vote with your 16 digit control number on www.proxyvote.com
Telephone voting
Call the toll-free number shown on the form of proxy or voting instruction form
Voting by mail or delivery
Complete the form of proxy or voting instruction form and return it in the envelope provided

PLEASE REVIEW THE INFORMATION CIRCULAR PRIOR TO VOTING